March 25, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: SEATech Ventures Corp.

Form 8-K

Filed November 2, 2023

File No. 333-230479

To the men and women of the SEC:

On behalf of SEATech Ventures Corp. (“SEATech”, “SEAV”, “our”, “we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 2, 2024 addressed to Mr Tan Hock Chye, the former Company’s Chief Financial Officer, with respect to the Company’s filing of its Form 10-K for Fiscal Year Ended December 31, 2022, on March 31, 2023, and Form 8-K filed November 2, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 8-K Filed November 2, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

We note from your disclosure in this Form 8-K that on October 13, 2023, you completed the acquisition of Just Supply Chain Limited for 21,831,660 units in stock valued at $17.5 million. Please tell us in your response how you recorded this transaction and your consideration to provide financial statements of the acquiree. Your response should include your assessment of significance in accordance with Rule 1-02(w) of Regulation S-X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation S-X if you have determined that a business has been acquired.

Company Response:

We, SEATech Ventures Corp. hereby writing to inform Securities and Exchange Commission of a significant development regarding the acquisition deal with Just Supply Chain Limited.

Following a thorough due diligence conducted by the management team, it has come to our attention that there are discrepancies between the information provided by Just Supply Chain Limited’s management and the findings of our team. These inconsistencies raise concerns about the accuracy and integrity of the information presented to us during the negotiation process

After careful consideration and deliberation, our management has made the decision not to proceed ahead with the deal at this time. It is essential for us to prioritize transparency, accountability, and trustworthiness in all of our business dealings. Regrettably, the current circumstances do not align with these principles.

Furthermore, we would like to assure you that SEATech management is committed to ensuring that any share issuances related to this matter will be reversed in a proper and appropriate manner. We will take the necessary steps to rectify any potential discrepancies and uphold the integrity of our processes.

Thank you for your attention to this important issue.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 25, 2024

/s/ Chin Chee Seong
Chin Chee Seong
Chief Executive Officer